UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-11444

MAGNA INTERNATIONAL INC.

(Exact Name of Registrant as specified in its Charter)

337 Magna Drive, Aurora, Ontario, CANADA  L4G 7K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGNA INTERNATIONAL INC.
(Registrant)

Date: May 8, 2025
	By:	/s/ "Bassem Shakeel"
Bassem A. Shakeel,
Vice-President, Associate General Counsel and Corporate Secretary

EXHIBITS

Exhibit 99.1	Press Release related to the Registrant's Annual and Special Meeting of Shareholders held on May 8, 2025
Exhibit 99.2	Report of Voting Results for the Registrant's Annual and Special Meeting of Shareholders held on May 8, 2025